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                                 [PRODIGY LOGO]
                                 PRODIGY COMMUNICATIONS L.P.



                            CONTACTS:       PRODIGY COMMUNICATIONS CORP.
                                            MEDIA: Denise Clarke Fraser
                                            512.527.1120
                                            INVESTORS: Robert Mead
                                            Gavin Anderson & Co.
                                            212.515.1960



                          PRODIGY DEFERS RECOMMENDATION
                               ON SBC TENDER OFFER

AUSTIN, TEXAS -- October 16, 2001 -- Prodigy Communications Corporation (NASDAQ:
PRGY) announced today that in light of ongoing discussions between representatives of the Independent Directors Committee and representatives of SBC Communications Inc., Prodigy is unable to take a position at this time regarding the current tender offer of $5.45 per share for Prodigy Class A common stock by SBC Internet Communications, Inc., a subsidiary of SBC Communications Inc. Prodigy therefore recommends that shareholders defer a decision on the offer until the results of the discussions are known.

         During the past several days, the Independent Directors Committee of Prodigy's Board of Directors has been engaged in discussions with representatives of SBC regarding a possible increase in the price being offered by SBC for Prodigy Class A common stock and the possibility of a negotiated transaction.

         As previously disclosed, upon receiving SBC's tender offer on October 2, the Independent Directors Committee comprised of three directors who have no affiliation with SBC or any other major shareholder began reviewing and evaluating the offer. The committee was given the authority and responsibility to determine Prodigy's position with respect to SBC's offer and hired its own counsel and financial advisors to evaluate the tender offer.

         The Committee has reported that it is unable to take a position at this time in light of the pending discussions.

         The status of discussions between Prodigy and SBC are further discussed in Prodigy's 14D-9 filing with the SEC on October 16, 2001, as well as in SBC's Amendment No. 1 to its Schedule TO filed with the SEC on October 15, 2001.

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ABOUT PRODIGY COMMUNICATIONS CORPORATION (WWW.PRODIGY.COM): Prodigy
Communications Corporation (NASDAQ: PRGY) is one of the nation's largest Internet service providers serving both owned and managed dial and DSL subscribers. With its alliance with SBC Communications, Prodigy is the industry leader in serving DSL subscribers. Prodigy delivers fast and reliable Internet access and user-friendly Internet-based products, services and information via a nationwide network covering more than 850 locations in all 50 states, allowing more than 90 percent of the U.S. population to access Prodigy's dial service with a local telephone call. Prodigy features superior content, e-mail and e-mail attachment capabilities, Prodigy Instant Messaging(TM), Prodigy Chat(TM), and Prodigy Online Communities, combined with the accessibility and freedom of direct access to the World Wide Web for all users. ProdigyBiz offers a powerful suite of specially designed Internet products and services for small business owners. Prodigy(R) en Espanol(TM), is the nation's first-ever, fully bilingual Spanish/English-language Internet service created especially for the U.S. Spanish-speaking population.



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